Exhibit (a)(5)

 Airborne Announces Tender Offer and Consent Solicitation for $150 Million of
                    5.75% Convertible Senior Notes due 2007

Tender Offer and Consent Solicitation

          Airborne, Inc. ("Airborne") today announced that it is offering (the "Tender Offer") to purchase for cash any and all of the outstanding 5.75% Convertible Senior Notes due April 1, 2007 ("Convertible Notes").

          Effective August 15, 2003, Atlantis Acquisition Corporation, a Delaware corporation and an indirect wholly owned subsidiary of DHL Worldwide Express B.V. ("DHL"), was merged with and into Airborne (the "Merger"). As a result of the Merger, Airborne became an indirect wholly owned subsidiary of DHL.

          The Tender Offer will expire at 5:00 p.m., New York City time, on November 17, 2003, unless extended by Airborne in its sole discretion or earlier terminated.

          Under the terms of the Tender Offer, the total consideration to be paid for validly tendered Convertible Notes will equal to $1,080 per $1,000 principal amount of Convertible Notes, plus accrued and unpaid interest to the date of acceptance for payment.

          In connection with the Tender Offer, the Company is also seeking consents to certain proposed amendments to the indenture under which the Convertible Notes were issued and the registration rights agreement related to the Convertible Notes.

          Holders who tender their Convertible Notes in the Tender Offer will be required to consent to the proposed amendments and holders may not deliver consents to the proposed amendments without tendering their Convertible Notes in the Tender Offer. The Tender Offer is conditioned upon the receipt of consents from holders of at least a majority in aggregate principal amount of Convertible Notes outstanding and the satisfaction or waiver of other general conditions to the offer.

          A Schedule TO is being filed with the Securities and Exchange Commission, which will include as exhibits copies of the Offer to Purchase, Consent Solicitation Statement and Change in Control Notice and the related Consent and Letter of Transmittal.

Change in Control Offer

          The Merger constituted a Change in Control of Airborne under the terms of the indenture that governs the Convertible Notes. The indenture therefore requires that Airborne offer to purchase for cash any and all Convertible Notes at a purchase price equal to 100% of the principal amount of Notes, plus accrued but unpaid interest, subject to applicable withholding taxes (a "Change in Control Offer"). Accordingly, Airborne is also announcing a Change in Control Offer that is separate from the Tender Offer described above. The Change in Control Offer will expire at 5:00 p.m., New York City time, on November 14, 2003. Convertible Notes tendered into the Change in Control Offer will not be tendered into the Tender Offer, and Convertible Notes tendered into the Tender Offer will not be tendered into the Change in Control Offer. The procedures for tendering into each of the offers to purchase are separate. Convertible


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Notes tendered into both the Tender Offer and the Change in Control Offer will be purchased by Airborne pursuant to the Change in Control Offer, which terminates first.

                                   * * * * *

          This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. The offers relating to the Convertible Notes are made only by the Offer to Purchase, Consent Solicitation Statement and Change in Control Notice dated October 15, 2003.

          Airborne has retained Deutsche Bank Securities Inc. to act as Dealer Manager in connection with the offer and as Solicitation Agent in connection with the consent solicitation. Questions concerning the terms of the tender offer and consent solicitation may be directed to Deutsche Bank, attention:
Jenny Lie, toll free at (866) 627-0391 or (212) 250-7445.

          Documents may be obtained by contacting D.F. King & Co., Inc, the information agent, at (888) 887-0082 - bankers and brokers call collect (212) 269-5550. The Depositary for the Tender Offer is Deutsche Bank Trust Company Americas (800) 735-7777.

          Airborne also announced today that it is commencing a tender offer with respect to its $100 million 7.35% Notes due 2005.

About Airborne: Airborne is the holding company for Airborne Express, Inc. ("Airborne Express"). For more than 50 years, Airborne Express has served the shipping needs of business customers around the world. Today, Airborne offers total distribution solutions by providing customers time-sensitive delivery of documents, letters, small packages, and freight to virtually every U.S. ZIP code and more than 200 countries. Customers can select from a variety of services including same-day, next-morning, next-afternoon or second-day delivery, air freight, ocean service, and logistics management. Airborne employs over 22,000 people worldwide and achieved total revenues of $3,348 million in 2002.


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